SD 1 FORM SD
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Mazor Robotics Ltd.
(Exact Name of Registrant as Specified in Charter)

State of Israel	001-35920	Not Applicable
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

PO Box 3104, 7 HaEshel St. Caesarea Industrial Park South 3088900, Israel
(Address of Principal Executive Offices) (Zip Code)

Ran Grinshtein	(972)4-6187131
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Mazor Robotics Ltd. (“Mazor”) has evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contains tin, tungsten, tantalum and/or gold. Mazor does not directly source Conflict Minerals, and is many levels removed from mines, smelters or refiners that produce the metals used in Mazor’s products.  Mazor is unable at this time to determine and describe in this report a complete list of either the facilities used to process the Conflict Minerals used in its products or the countries of origin of such Conflict Minerals.

Item 1.02 Exhibit
A copy of Mazor Robotics Ltd.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.mazorrobotics.com under "Investor Relations\ Corporate Governance", the contents of such website which are not a part of this report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Mazor Robotics Ltd.
(Registrant)

By: /s/ Eli Zehavi
Eli Zehavi
Chief Operating Officer

 May 31, 2016